Exhibit 99.1

NEWS RELEASE

June 26, 2008

ARC ENERGY TRUST ANNOUNCES DISTRIBUTION INCREASE, OPERATIONAL UPDATE AND REVISED GUIDANCE

CALGARY, June 26, 2008 (AET.UN and ARX - TSX)   ARC Energy Trust (the “Trust” or “ARC”) announced today that in light of the continued strong commodity price environment and strong operational performance achieved year-to-date, the Board of Directors has approved an increase in the top-up distribution from $0.04 per unit to $0.08 per unit per month.  Including our base distribution of $0.20, this increases the total monthly distribution to $0.28 per unit. This distribution payment will be effective beginning with the August 15, 2008 payment.  The “top-up” distribution will be reviewed on an ongoing basis in the context of commodity prices and other factors.

In addition to the distribution increase, the board also approved an increase in the 2008 capital budget to $550 million.  A substantial portion of the 2008 budget is targeted at delineating ARC’s extensive land position in the Montney play in northeast British Columbia and the engineering design of a new ARC operated gas plant proposed for the Dawson area.  Upon completion of the gas plant in 2011, ARC expects that production will increase to approximately 70,000 boe per day, up from 64,000 boe per day targeted for 2008.

Operational Update

With spring break-up behind us, ARC has begun its most active summer drilling program ever with 11 rigs currently under contract.  Four of the rigs are drilling Montney wells in and around the main Dawson field, including a horizontal well at Pouce Coupe in Alberta, where ARC has 20 net sections of Montney rights.  In Saskatchewan, ARC drilled its first Bakken well at Lost Horse Hills.  This well has recently been put on production at 200 barrels of oil per day.  ARC has two rigs working in Saskatchewan, one of which is working on ARC’s eight well Bakken program.

ARC’s four well horizontal drilling program on the main Dawson field has been completed.  The first well has been tested at seven mmcf per day while the remaining three wells will be completed and brought on production during the third and fourth quarters.  Production from the field remains steady at approximately 45 mmcf per day.  In addition, the Trust has drilled two vertical delineation wells at Dawson, completed testing on the Sunrise 9-13 discovery well and shot a 3-D seismic program at Sunrise.

The Trust has expanded its land base in the Montney through pooling with other companies, purchases at crown land sales and purchases from other producers.  During the first half of 2008, ARC has spent $78.2 million to acquire 10,230 gross (8,550 net) hectares of land in the Montney play in British Columbia, bringing our total undeveloped land to 141 gross sections (120 net), up from 96 gross (87 net) at December 31, 2007.  In addition, the Trust has an average working interest of 98.6 per cent in 44 sections that have recoverable reserves assigned to them at year-end 2007.

ARC has applied for approval to construct a 10 mmcf per day gas line from West Dawson field to Fourth Creek in Alberta.  Assuming that approvals are received early in the third quarter, ARC would expect to have the new line on stream by late fourth quarter 2008.  ARC’s Board of Directors has also approved the construction of an ARC operated gas plant in the Dawson area for the processing of gas from the Dawson and West Dawson fields.  Engineering design is expected to start this summer with the first 25 mmcf per day targeted for startup in early 2010 and production of up to 60 mmcf per day targeted for early 2011.  This is incremental to our existing production of approximately 45 mmcf per day.  In the absence of acquisitions or dispositions, this growth in production in the Dawson and West Dawson areas should take ARC’s total production to approximately 70,000 boe per day in 2011.

John Dielwart, ARC’s President and CEO, said, “This new gas plant is a great next step in unlocking the enormous potential we see in our BC lands and creating significant value for our investors.  Our expanded land base provides us with the opportunity to further increase production from this area should our efforts to prove additional gas reserves at Sundown, Sunrise, Sunset, Saturn and Monias be successful.”

2008 Capital Expenditures Increased:

In recognition of the spending on land acquisitions during the first half of 2008 and additional projects identified by our team, the Board of Directors has approved an increase in the 2008 capital expenditures to $550 million. Total expenditures in the greater Dawson area account for $200 million or 36 per cent of 2008 capital expenditures.

The 2008 Revised Guidance provides unitholders with information as to management’s expectations for results of operations for 2008. Readers are cautioned that the 2008 Revised Guidance may not be appropriate for other purposes.  ARC has announced a $550 million capital expenditure program for 2008 comprising a robust drilling and development program on its diverse asset base, funding of EOR projects and an allocation of funds to purchase undeveloped lands.

Revised Capital Expenditures Information:

The budgeted capital expenditures for 2008, by type are:

Capital Expenditures	2006	2007	2008 (Estimate)
($ millions)
Development - Drilling	229	213	241
Development - Facilities	28	23	28
Land	32	78	96
Exploration – Drilling	17	22	58
Seismic	9	6	20
Natural Gas from Coal	11	12	26
Enhanced Oil Recovery	4	5	17
Maintenance	14	19	28
Optimization	11	10	18
Corporate	10	10	_18
Total capital expenditures	365	398	550

Second Quarter Production Volumes and Updated Guidance

With most of the second quarter behind us, including the successful completion of the maintenance work at ARC’s Redwater oil field, ARC expects second quarter production to average approximately 63,000 boe per day.   This should result in full year production of approximately 64,000 boe per day, which when combined with current strong commodity prices, has resulted in ARC lowering the guidance on interest expense to $1.50 per boe.  The distribution increase is expected to result in a modest increase in ARC’s G&A expense as ARC’s long-term incentive program (LTIP) is tied to unit performance and distributions.

	May 2008 Guidance	2008 Revised Guidance
Production (boe/d)	63,000	64,000
Expenses ($/boe):
Operating costs	10.20	10.20
Transportation	0.80	0.80
G&A expenses (1)	3.00	3.15
Interest	1.90	1.50
Capital expenditures ($millions) (2)	470	550
Weighted average trust units and units issuable (millions)	216	216

(1)                                 Cash G&A expenses for the first quarter were $1.52 per boe. The components of the $3.15 per boe G&A revised guidance for the full year are as follows:  cash G&A - $1.71 per boe; cash component of LTIP - $1.00 per boe; non-cash LTIP component - $0.44 per boe.

(2)                                 2008 Capital Expenditure Guidance has been revised to reflect additional monies allocated to land expenditures and resource play development in the Dawson area.

This press release contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance, including the Trust’s Detailed Revised Guidance for 2008 and the amount and type of 2008 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future exploration, development and operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2008 and 2009 and the continuation of the current regulatory and tax regime in Canada and future exploration and development results, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC’s annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $7.5 billion.  The Trust expects 2008 production of approximately 64,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOEs) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600      Fax:  (403) 509-6417      Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 – 2nd Avenue S.W., Calgary, AB T2P 5E9

www.arcenergytrust.com